Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                   Name and Address of Company

New Found Gold Corp. (“New Found Gold” or the “Company”)

Suite 3500, 1133 Melville Street

Vancouver, British Columbia, V6E 4E5

Item 2:                   Date of Material Change

April 20, 2026 and April 27, 2026

Item 3:                   News Releases

News releases announcing the material change were disseminated on April 20, 2026 and on April 27, 2026 and copies were subsequently filed on SEDAR+.

Item 4:                   Summary of Material Change

On April 20, 2026, New Found Gold entered into an agreement with BMO Capital Markets and SCP Resource Finance LP, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), under which the Underwriters agreed to buy, on a bought deal basis, 33,800,000 common shares of the Company (the “Common Shares”) at a price of $2.96 per Common Share (the “Offering Price”) for aggregate gross proceeds of approximately $100 million (the “Offering”).

The Company also entered into a credit agreement with EdgePoint Investment Group Inc. (“EdgePoint”) providing for a senior secured credit facility of up to $105,000,000 (the “Credit Facility”).

On April 27, 2026, New Found Gold closed the Offering, which included the full exercise of the Over-Allotment Option (as defined below), for aggregate gross proceeds of $115,055,200.

Item 5:                   Full Description of Material Change

On April 20, 2026, New Found Gold entered into an agreement under which the Underwriters agreed to buy, on a bought deal basis, 33,800,000 Common Shares at the Offering Price for gross proceeds of approximately $100 million. The Company granted the Underwriters an option, exercisable for up to 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares issued in connection with the Offering at the Offering Price, to cover over-allotments, if any (the “Over-Allotment Option”).

The Common Shares were offered by way of a prospectus supplement to the Company’s short form base shelf prospectus dated May 23, 2025, in all of the provinces and territories of Canada, excluding Quebec and Nunavut. The Common Shares were also offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States.

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On April 20, 2026, the Company also entered into the Credit Facility.

Pursuant to the Credit Facility, the funds will be advanced in two tranches: $70,000,000 (“Tranche 1”) to be funded upon delivery of the security package and the satisfaction of certain other conditions precedent and an additional $35,000,000 (“Tranche 2”) to be funded no later than 12 months after closing at the discretion of the Company. Both tranches are subject to an establishment fee of 1% payable upon the advance of funds. Loans under the Credit Facility will bear interest at a fixed annual rate of 8.75% payable quarterly in arrears and will have a term of 3 years. The funds to be advanced reflect principal amounts subject to an original issue discount of 2.00%.

In connection with the Credit Facility and subject to the approval of the TSX Venture Exchange (the “TSXV”) and the authorization of the NYSE American LLC (“NYSE”), the Company will issue to EdgePoint non-transferable warrants for the purchase of Common Shares. Each warrant entitles the holder to purchase one Common Share. The warrants to be issued on the funding of Tranche 1 will have an aggregate value of US$6,000,000 and be exercisable for an aggregate of 2,489,818 Common Shares at an exercise price of $3.30 per Common Share. The warrants to be issued on the funding of Tranche 2 will have an aggregate value of US$3,000,000 and be exercisable for Common Shares at an exercise price equal to a 25% premium to the closing price of the Common Shares on the TSXV immediately preceding the date of funding under Tranche 2. The warrants will be exercisable for a period of 3 years subject to customary adjustment provisions.

All direct and indirect subsidiaries of the Company will guarantee the Credit Facility. The Company and such guarantors will secure the Credit Facility with first-lien security interests over all of their present and after-acquired real and personal property.

On April 27, 2026, New Found Gold closed the Offering, including the exercise, in full, of the Underwriters’ Over-Allotment Option of 5,070,000 Common Shares at the Offering Price, for aggregate gross proceeds of $115,055,200.

The Offering was completed pursuant to an underwriting agreement dated April 22, 2026, entered into and among the Company and the Underwriters led by BMO Capital Markets and SCP Resource Finance LP and including Canaccord Genuity Corp., National Bank Financial Inc., Paradigm Capital Inc., Roth Canada, Inc., ATB Cormark Capital Markets, Beacon Securities Limited, CIBC Capital Markets, Desjardins Capital Markets and Stifel Canada.

EdgePoint and Mr. Eric Sprott participated in the Offering with the co-lead orders.

Mr. Sprott participated in the Offering to maintain his approximate 19% interest in the Company, along with certain directors and officers of the Company, specifically, Keith Boyle purchased 67,560 Common Shares, Tamara Brown purchased 10,130 Common Shares, Hashim Ahmed purchased 16,890 Common Shares, Robert Assabgui purchased 33,780 Common Shares, Jelena Novikov Fried purchased 6,750 Common Shares, Jared Saunders purchased 8,440 Common Shares and Fiona Childe purchased 16,890 Common Shares. Due to the participation of certain directors and officers of the Company and Mr. Eric Sprott in the Offering, the Offering constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report 21 days prior to closing the Offering, which the Company deemed reasonable and necessary in the circumstances in order to complete the Offering in a timely manner. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

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Item 6:                   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                   Omitted Information

Not applicable.

Item 8:                   Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Keith Boyle

Chief Executive Officer

Tel: (416) 910 4653

info@newfoundgold.ca

Item 9:                   Date of Report

April 29, 2026

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Forward Looking Information

This material change report contains certain "forward-looking statements" within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the terms of the Credit Facility and related timing; the final acceptance of the Credit Facility by the TSXV and NYSE; funds being advanced pursuant to Tranche 1 and Tranche 2 under the Credit Facility, including the issuance of the warrants. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to: the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca or through the SEC's Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

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